UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                        PACKAGING DYNAMICS CORPORATION
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                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                        (Title of Class of Securities)

                                   695160101
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                                (CUSIP Number)

                                 Gaby A. Ajram
                      c/o Packaging Dynamics Corporation
                             3900 West 43rd Street
                            Chicago, Illinois 60632
                           Telephone: (773) 843-8000

                                   Copy to:
                            William R. Kunkel, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700

                              SEPTEMBER 14, 2004
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            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                        (Continued on following pages)
                              (Page 1 of 2 Pages)
______________

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.   695160101                  13D               PAGE  2  OF  2 PAGES
----------------------------- -------------------------------------------------

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              GABY A. AJRAM
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                    (b) |X|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              OO
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada
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                           |
                           |
                           |     7      SOLE VOTING POWER
                           |
                           |            833,333
                           |----------------------------------------------------
                           |
                           |     8      SHARED VOTING POWER
 NUMBER OF                 |
  SHARES                   |            4,818,894(1)
BENEFICIALLY               |----------------------------------------------------
 OWNED BY                  |
   EACH                    |     9      SOLE DISPOSITIVE POWER
 REPORTING                 |
  PERSON                   |            833,333
   WITH                    |----------------------------------------------------
                           |    10      SHARED DISPOSITIVE POWER
                           |
                           |            833,333
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              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              4,818,894
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              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12
              CERTAIN SHARES          |_|
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              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              45.8%
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              TYPE OF REPORTING PERSON
    14
              IN
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------------------------------------

(1) See Item 6 herein. Includes 833,333 shares of common stock owned of record by Mr. Ajram and 3,985,651 shares of common stock beneficially owned as of September 21, 2004 by Packaging Investors, L.P. ("Packaging Investors"). The Registration Rights Agreement provides for, under certain conditions, the designation of Mr. Ajram to, and the designation by Packaging Investors of a member of, the board of directors of Packaging Dynamics Corporation (the "Company") and the election of Mr. Ajram and such member designated by Packaging Investors by all shares of the Company's common stock held by Mr. Ajram and Packaging Investors. By virtue of the Registration Rights Agreement, Mr. Ajram may be deemed to be in a "group" (within the meaning of Section 13(d)(3) of the Act) with Packaging Investors and, as a result, may be deemed to have beneficial ownership of the common stock beneficially owned by Packaging Investors. Mr. Ajram disclaims such group status and is filing the
Schedule 13D on behalf of himself and not on behalf of any other person or entity.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Packaging Dynamics Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3900 West 43rd Street, Chicago, Illinois 60632.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The name of the individual filing this Schedule 13D is Gaby A. Ajram ("Mr. Ajram").

         (b) The business address of Mr. Ajram is c/o Packaging Dynamics Corporation, 3900 West 43rd Street, Chicago, Illinois 60632.

         (c) Mr. Ajram is currently a Vice President of the Company and President of Papercon, Inc., a wholly-owned subsidiary of the Company ("Papercon"). The principal business of the Company and Papercon is the manufacturing and marketing of packaging products.

         (d) and (e) During the last five years, Mr. Ajram has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Ajram is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the terms of that certain Acquisition Agreement by and among the Company, 3141276 Canada Inc. ("Parent"), GMG International Inc., Papercon and Mr. Ajram, dated August 6, 2004 (the "Acquisition Agreement," attached hereto as Exhibit 1), the Company acquired all of the issued and outstanding shares of Parent, the indirect parent company to Papercon, from Mr. Ajram (the "Acquisition") in consideration for, among other things, 833,333 shares of Common Stock. In addition to the shares of Common Stock, Mr. Ajram received $44.8 million of cash (net of cash balances acquired), a $7 million two-year note and approximately $3.7 million representing the present value of amounts payable pursuant to a non-competition agreement between the Company and Mr. Ajram. No monetary consideration was paid by Mr. Ajram to acquire the shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Ajram acquired and continues to hold the Common Stock reported herein for investment purposes. Depending on market conditions and other factors that Mr. Ajram may deem material to his respective investment decisions, Mr. Ajram may purchase additional stock in the open market or in private transactions. Depending on these same factors, Mr. Ajram may sell all or a portion of the Common Stock in private transactions or in the open market when he is eligible to do so.

         In addition, in connection with the Acquisition, the Company and Mr. Ajram entered into the Registration Rights Agreement (as described in Item 6 below), which contain provisions regarding, among other things, registration, disposition and voting of shares of Common Stock as well as certain provisions regarding the composition of the Company's board of directors (the "Board").

         Except as disclosed in this Item 4, Mr. Ajram does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares of Common Stock that Mr. Ajram may be deemed to beneficially own is 4,818,894 shares (including 833,333 shares of Common Stock owned of record by Mr. Ajram and 3,985,561 shares of Common Stock beneficially owned as of September 21, 2004 by Packaging Investors), which constitute approximately 45.8% of the outstanding shares of Common Stock.

         The Registration Rights Agreement provides for, under certain conditions, the designation of Mr. Ajram to, and the designation by Packaging Investors of a member of, the Board and the election of Mr. Ajram and such member designated by Packaging Investors by all shares of the Company's common stock held by Mr. Ajram and Packaging Investors. By virtue of the Registration Rights Agreement, Mr. Ajram may be deemed to be in a "group" (within the meaning of Section 13(d)(3) of the Act) with Packaging Investors and, as a result, may be deemed to have beneficial ownership of the common stock beneficially owned by Packaging Investors. Mr. Ajram disclaims such group status and is filing the Schedule 13D on behalf of himself and not on behalf of any other person or entity. See Item 6 herein.

         (b) Mr. Ajram has the sole power to vote or direct the vote and the sole and shared power to dispose or direct the disposition of 833,333 shares of Common Stock. As described in subsection (a) above, Mr. Ajram has the shared power to vote or direct the vote of 4,818,894 shares of Common Stock.

         (c) Except as disclosed in this Schedule 13D, Mr. Ajram has not effected any transactions with respect to the Common Stock within the 60-day period prior to the filing of this Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

         In connection with the Acquisition, the Company and Mr. Ajram entered into a registration rights agreement, dated September 14, 2004 (the "Registration Rights Agreement"), between the Company, Mr. Ajram and Packaging Investors. Pursuant to the Registration Rights Agreement, Mr. Ajram has the right, under certain circumstances, to require the Company to register his shares of Common Stock for sale in the public markets. Mr. Ajram also has piggyback registration rights to include his shares in any registration statement which the Company files on its own behalf (other than for employee benefit plans and business acquisitions or corporate restructurings) or on behalf of other stockholders. In addition, under the Registration Rights Agreement, until the date on which Mr. Ajram ceases to own at least 5% of the outstanding shares of Common Stock, at each annual meeting of stockholders, the Company has agreed to nominate or cause to be nominated Mr. Ajram for election to the Board. Mr. Ajram and Packaging Investors have agreed that until the date (a) on which Packaging Investors ceases to own at least 20% of the outstanding shares of Common Stock, Mr. Ajram will vote any shares of Common Stock then owned by him to nominate and elect the individual designated by Packaging Investors for election to the Board and (b) on which Mr. Ajram ceases to own at least 5% of the outstanding shares of Common Stock, Packaging Investors will vote any shares of Common Stock then owned by it to nominate and elect Mr. Ajram for election to the Board. Furthermore, under the Registration Rights Agreement, in the event of a proposed sale to a third party by Packaging Investors or its affiliates of shares of Common Stock representing more than 15.0% of the shares of the Common Stock owned by Packaging Investors as of the date of the Registration Rights Agreement, Mr. Ajram has the right to require, as a condition to the proposed sale, that the third-party purchaser simultaneously purchase a proportionate number of shares of Common Stock from Mr. Ajram at the same price per share as that to be received from the third party by Packaging Investors.

         References to, and descriptions of, the Registration Rights Agreement in this Item 6 are qualified in their entirety by reference to the copy of the Registration Rights Agreement which is filed as Exhibit 2 to this Schedule 13D and which is incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT NO.         DESCRIPTION
    -----------         -----------

         1 Acquisition Agreement, dated August 6, 2004, among Packaging Dynamics Corporation, 3141276 Canada Inc., GMG International Inc., Papercon, Inc. and Gaby A. Ajram

         2 Registration Rights Agreement, dated September 14, 2004, by and between Gaby A. Ajram, Packaging Dynamics Corporation and Packaging Investors, L.P.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2004



                                           By:    /s/ Gaby A. Ajram
                                                  -----------------------------
                                                  Gaby A. Ajram, individually

                                 EXHIBIT INDEX

    EXHIBIT NO.         DESCRIPTION
    ----------          -----------

         1 Acquisition Agreement, dated August 6, 2004, among Packaging Dynamics Corporation, 3141276 Canada Inc., GMG International Inc., Papercon, Inc. and Gaby A. Ajram

         2 Registration Rights Agreement, dated September 14, 2004, by and between Gaby A. Ajram, Packaging Dynamics Corporation and Packaging Investors, L.P.